UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

The Real Good Food Company, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

75601G109

(CUSIP Number)

November 9, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d–1(b)

☐ Rule 13d–1(c)

☒ Rule 13d–1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75601G109	Page 2 of 7

(1)	Names of reporting persons CPG Solutions LLC – 36-4883093
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Wyoming
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 1,318,690(1)
(7) Sole dispositive power 0
(8) Shared dispositive power 1,318,690(1)
(9)	Aggregate amount beneficially owned by each reporting person 1,318,690(1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 17.6%(1)(2)
(12)	Type of reporting person (see instructions) OO

CUSIP No. 75601G109	Page 3 of 7

(1)	Names of reporting persons Andrew J. Stiffelman
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 1,318,690(1)
(7) Sole dispositive power 0
(8) Shared dispositive power 1,318,690(1)
(9)	Aggregate amount beneficially owned by each reporting person 1,318,690(1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 17.6%(1)(2)
(12)	Type of reporting person (see instructions) IN

CUSIP No. 75601G109	Page 4 of 7

(1)	Names of reporting persons Patrick C. Dyer
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 1,318,690(1)
(7) Sole dispositive power 0
(8) Shared dispositive power 1,318,690(1)
(9)	Aggregate amount beneficially owned by each reporting person 1,318,690(1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 17.6%(1)(2)
(12)	Type of reporting person (see instructions) IN

SCHEDULE 13G	Page 5 of 7

Item 1(a)	Name of issuer: The Real Good Food Company, Inc.

Item 1(b)	Address of issuer’s principal executive offices: 3 Executive Campus, Suite 155, Cherry Hill, NJ 08002

2(a) Name of person filing:

This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1 promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Act:

(i)	CPG Solutions LLC, a Wyoming limited liability company (“CPG Solutions”);

(ii)	Andrew J. Stiffelman, who is on the board of managers of CPG Solutions; and

(iii)	Patrick C. Dyer, who is on the board of managers of CPG Solutions.

CPG Solutions, Mr. Stiffelman, and Mr. Dyer are hereinafter sometimes collectively referred to as the “Reporting Persons.”

2(b) Address or principal business office or, if none, residence:

The business address of CPG Solutions, Mr. Stiffelman, and Mr. Dyer is 3 Executive Campus, Suite 155, Cherry Hill, NJ 08002.

2(c) Citizenship:

See Item 2(a) above and Item 4 of each cover page.

2(d) Title of class of securities:

Class A Common Stock, par value $0.0001 per share

2(e) CUSIP No.:

75601G109

Item 3.	If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e)	[ ]	An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j)	[ ]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	[ ]	Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ________________________________

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 1,318,690(1)

(b) Percent of class: 17.6%(1)(2)

SCHEDULE 13G	Page 6 of 7

(c) Number of shares as to which the Reporting Persons have:

(i)	Sole power to vote or to direct the vote: 0.

(ii)	Shared power to vote or to direct the vote: 1,318,690(1).

(iii)	Sole power to dispose or to direct the disposition of: 0.

(iv)	Shared power to dispose or to direct the disposition of: 1,318,690(1).

(1)

Reflects Class B Units of Real Good Foods, LLC (“Class B Units”) held by the Reporting Persons, which may be exchanged at the Reporting Persons’ election for shares of the Issuer’s Class A common stock, par value $0.0001 (“Class A Common Stock”) on a one-for-one basis, or, at the election of the Issuer, cash equal to a volume weighted average market price of one share of Class A Common Stock for each Class B Unit exchanged, with an equal number of shares of the Issuer’s Class B common stock, par value $0.0001 (“Class B Common Stock”) held by the Reporting Persons automatically forfeited and canceled for each Class B Unit so exchanged. The Reporting Persons obtained the Class B Units and Class B Common Stock in connection with the Reorganization (as defined in the Registration Statement on Form S-1 (File No. 333-260204)) consummated in connection with the initial public offering of the Issuer’s Class A Common Stock, pursuant to which (i) the membership interests in Real Good Foods, LLC, which is formerly known as The Real Good Food Company LLC (“RGF, LLC”) held by each member of RGF, LLC (each, a “Member”) converted into an equivalent number of Class B Units; and (ii) the Issuer issued one share of its Class B Common Stock for each Class B Unit held by the Members.

(2)	By reason of the provisions of Rule 13d-3 of the Act, each of the Reporting Persons may be deemed to beneficially own the shares disclosed in this Schedule 13G.

Item 5.

Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Dissolution of a group requires a response to this item.

Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Signatures	Page 7 of 7

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 2, 2021	Signature:	/s/ Andrew J. Stiffelman
	Name:	Andrew J. Stiffelman
	Title:	Individually and as a manager of CPG Solutions LLC

Date: December 2, 2021	Signature:	/s/ Patrick C. Dyer
	Name:	Patrick C. Dyer

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION OF EXHIBIT

99.1	Joint Filing Agreement dated as of December 1, 2021.